TITAN TRADING ANALYTICS INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING TO BE HELD ON April 22, 2005

To Holders of Common Shares:

The Annual General and Special Meeting (the “Meeting”) of the shareholders of Titan Trading Analytics Inc. (the ‘Company”) will be held on Friday, April 22, 2005 at Suite #13, 18104 – 102nd Avenue, Edmonton, Alberta at 2:00 p.m. for the following purposes:

1.

to receive the audited financial statements of the Company for the year ended October 31, 2004 and the report of the auditors thereon;

2.

to set the number of directors to be elected at the Meeting;

3.

to elect directors for the ensuing year;

4.

to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

5.

to approve, with or without modification, the ordinary resolution amending the stock option plan of the Company;

6.

to consider and, if thought fit, approve an ordinary resolution ratifying and adopting stock option grants to directors, officers and consultants;

7.

to consider and, if thought fit, approve a special resolution, as more particularly set forth in the Management Information Circular, relating to the continuance of the Company into the Province of Alberta and to amend the Company’s Articles upon the continuance and to repeal the existing by-laws of the Company and adopt new by-laws for the Company in connection with the continuance; and

8.

to transact any other business that may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on Monday, March 14, 2005 as the record date for determining holders of Common Shares who are entitled to vote at the Meeting.

Holders of Common Shares who are unable to be present at the Meeting are requested to date, execute and return the accompanying form of proxy to the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by fax at 1-866-249-7775 (within North America) prior to 2:00 p.m., Edmonton time, on Wednesday, April 20, 2005, being at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Edmonton, Alberta, this 14th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

Kenneth W. Powell

President and CEO